May 3, 2011

Mr. Daniel L. Gordon
Branch Chief,
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Rayonier Inc.
Form 10-K for the Year Ended December 31, 2010
File No. 001-06780
Dear Mr. Gordon:
The following is in response to your letter dated April 7, 2011 regarding the review of Rayonier's 2010 Form 10-K.
Form 10-K for the Year Ended December 31, 2010
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.
We note from your disclosure on page F-8 that you capitalize costs related to acquiring, planting and growing timber including real estate taxes, lease rental payments and site preparation. Please tell us if you capitalize any costs related to interest expense, payroll or any other soft costs and if so please tell us the amounts and consider expanding your disclosures in future filings to include a narrative discussion of these costs.

Under our timber capitalization policy we only capitalize costs directly related to acquiring, planting and growing timber. The only payroll costs that we capitalize are for foresters in field offices to the extent their time is spent directly on the activities noted above. These costs totaled $2.3 million in 2010. We also capitalized $1.2 million of direct support costs relating to facilities, vehicles and supplies. We do not capitalize interest or any other soft costs aside from those mentioned above. The payroll and direct support costs that were capitalized in 2010 are indicative of the types of costs capitalized in prior years.
In future filings, we will update our timber disclosure to include the capitalization of payroll and direct support costs related to acquiring, planting and growing timber.
Outlook for 2011, page 28

2.
In future filings, please revise your projections of future economic performance to provide the information required by Item 10(b) of Regulation S-K. For example, the disclosures accompanying the projections should facilitate investor understanding of the basis for and limitations of projections. Refer to Item 10(b)(3)(i) of Regulation S-K.

In Rayonier's first quarter 2011 Form 10-Q (filed on April 26, 2011) we revised the Outlook section on page 21 to include disclosures to facilitate investor understanding of the basis for and limitations of our projections. Future filings will include information as required by Item 10(b) of Regulation S-K.
We trust that we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:
* The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 904-357-9134 with any questions or if additional information is needed.

Sincerely,

/s/ Hans E. Vanden Noort
Hans E. Vanden Noort
Senior Vice President and Chief Financial Officer